Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of
Valero GP, LLC:

We consent to the use of our reports dated March 13, 2006, with respect to the consolidated balance sheets of Valero L.P. and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of income, cash flows and partners’ equity for the years then ended, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, and the balance sheet of Riverwalk Logistics, L.P. as of December 31, 2005, incorporated herein by reference.

/s/ KPMG LLP
San Antonio, Texas
October 20, 2006